Exhibit (a)(2)(A)

December 3, 2008

Dear Stockholder:

We are pleased to inform you that on November 25, 2008, Memory Pharmaceuticals Corp. (“Memory”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Hoffmann-La Roche Inc., a New Jersey corporation (“Roche”), and 900 North Point Acquisition Corporation, a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Roche.

Pursuant to the Merger Agreement, Merger Sub is commencing today a cash tender offer to purchase all of the outstanding shares of the common stock of Memory (the“Common Stock”) at a purchase price of $0.61 per share, net to the seller in cash without interest, and subject to any required withholding taxes and to terms and conditions set forth in Merger Sub’s Offer to Purchase and related materials. Unless subsequently extended, the Offer and associated withdrawal rights expire at 12:00 Midnight, New York City time, at the end of Wednesday, December 31, 2008.

Following the successful completion of the cash tender offer, Merger Sub will be merged with and into Memory, with Memory being the surviving corporation (the “Merger”). At the effective time of the Merger, each share of Common Stock (other than shares owned by Parent, Merger Sub or any subsidiary of Parent or Memory or shares of Common Stock held in treasury of Memory or by any stockholder of Memory who is entitled to and properly exercises appraisal rights under the Delaware General Corporate Law) will be converted into the right to receive cash equal to the price per share of Common Stock paid in the tender offer without interest and less any required withholding taxes, and all the shares of Common Stock shall cease to be outstanding, shall automatically be cancelled and shall cease to exist.

The Company’s board of directors has determined that the Merger Agreement and the transactions contemplated thereby are fair and to the best interests of Memory’s stockholders, approved and declared advisable the Merger Agreement and the transactions contemplated by the Merger Agreement and recommends acceptance of the Offer and adoption of the Merger Agreement by the stockholders of Memory. Accordingly, the board of directors recommends that you accept the tender offer, tender your shares of Common Stock to Merger Sub pursuant to the tender offer and, if necessary, vote to adopt the Merger Agreement.

In arriving at its recommendations, the Company’s board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9. Also accompanying this letter is Merger Sub’s Offer to Purchase and related materials (including a letter of transmittal for use in tendering your shares of Common Stock), which set forth the terms and conditions of Merger Sub’s tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

Very truly yours,

Vaughn Kailian
Chief Executive Officer of Memory Pharmaceuticals Corp.